Columbia Funds Series Trust II

50606 Ameriprise Financial Center

Minneapolis, MN 55474

January 15, 2014

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

Columbia Short-Term Cash Fund (the Fund)

Amendment No. 105

File No. 811-21852

Dear Mr. Cowan:

This letter responds to a comment received on January 10, 2014 for the Amendment filing referenced above. The comment and response are outlined below:

COMMENT:	Please consider whether paragraphs (e)(1) through (e)(5) of Form N-1A Item 11 (Frequent Purchases and Redemptions of Fund Shares) are applicable to the Fund.

RESPONSE:	In response to your comment, the following will be added to the “Buying and Selling Shares” section of the prospectus:

Excessive Trading Practices Policy of the Fund

A money market fund is designed to offer investors a liquid cash option that they may buy and sell as often as they wish. Accordingly, the Board has not adopted policies and procedures designed to discourage excessive or short-term trading of Fund shares. However, since frequent purchases and sales of Fund shares could in certain instances harm shareholders in various ways, including reducing the returns to long-term shareholders by increasing costs (such as spreads paid to dealers who trade money market instruments with the Fund) and disrupting portfolio management strategies, the Fund reserves the right, but has no obligation, to reject any purchase or sale transaction at any time. Except as expressly described in this prospectus, the Fund has no limits on purchase or sale transactions. In addition, the Fund reserves the right to impose or modify restrictions on purchases or trading of Fund shares at any time.

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary